March 7, 2006

Via EDGAR and Overnight Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Brian Cascio, Accounting Branch Chief

Re:	Cambridge Heart, Inc.

(File No. 000-20991)

Form 10-K for the fiscal year ended December 31, 2004

Response Letter dated January 18, 2006

Dear Mr. Cascio:

On behalf of Cambridge Heart, Inc., a Delaware corporation (the “Company”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in that particular letter dated February 17, 2006 (the “February 17th Letter”), relating to the Company’s earlier response dated January 18, 2006 (the “Original Response Letter”). The comment from the February 17th Letter is set forth below in italics and is followed immediately by the Company’s response.

Form 10-K for the Year Ended December 31, 2004

Item 8. Financial Statements and Supplementary Data, page 30

Note 8. Convertible Preferred Stock, page 43

Comment 1. We note your response to comment four in our letter dated December 23, 2005. We note that the warrant holders may receive cash at the holder’s option in the case of a Fundamental Transaction. Under EITF 00-19 any provision, regardless of probability, that could require net-cash settlement would result in classification as a liability and be accounted for at fair value. Therefore, it appears that you do not qualify for the scope exception in paragraph 11(a) of SFAS 133. Please revise or advise.

Response 1. In order to respond to the Staff’s comment, the Company, in conjunction with its legal counsel and independent registered accounting firm, has again reviewed the terms and conditions of the Series B Convertible Preferred Stock Warrant Agreement (the “Warrant Agreement”), and considered the intended purpose of certain terms of the Warrant Agreement; specifically Section 3(f) which addresses the consequences of a Fundamental Transaction (as defined in the Warrant Agreement). Based upon this review, as well as an analysis of the actual transactions involving the Series B Warrants since inception, and the small number of Series B

Warrants now outstanding, we continue to believe that the current classification of the warrants remains the most appropriate presentation for a number of reasons.

We note that of the four specified events which would constitute a Fundamental Transaction, three are entirely within the Company’s direct control, and the Company believes that the fourth event, an unsolicited tender offer by “another person,” can, at the election of the Company’s Board of Directors, be materially hindered if not completely precluded if the Company adopts one of several defensive maneuvers, including, without limitation, the adoption of a Shareholder Rights Plan, which the Company can do at any time without stockholder approval. Given the level of control the Company would enjoy in these instances, we believe it is appropriate for the Series B Warrants to be classified as equity in accordance with EITF 00-19 and EITF Topic D-98.

More importantly, we believe that the actual history of these warrants underscores why the present classification represents the most appropriate presentation in order to provide investors with a clear understanding of how the exercise of these securities could impact the capitalization of the Company. Since the original issuance of the Series B Warrants in December of 2004, approximately 70% of the warrants have been exercised for an aggregate of $1.9 million in cash paid to the Company, and have subsequently converted into shares of the Company’s Common Stock. In addition, we note that in the event that the average market price of the Company’s Common Stock remains in excess of $1.35 per share (the last reported share price on March 6, 2006 was $1.68), the Company will enjoy the right to call for the immediate exercise of all outstanding Series B Warrants, or the warrants can be unilaterally cancelled by the Company. Therefore, we believe that presenting the fair market value of the Series B Warrants as a liability at any point, and restating periodic changes in the fair market value of the warrants from time to time through the Company’s income statements, would be misleading and unnecessarily confusing to investors. For all practical purposes these warrants have, since inception, been equity securities.

We hope that you find this to be responsive to your request. If you have any questions regarding any of the foregoing, or if you require any additional information, please call the undersigned at (781) 271-1200 (ext. 231).

Very truly yours,

/s/ Roderick de Greef

Roderick de Greef

Chief Financial Officer

CC:	David Chazanovitz; Cambridge Heart, Inc.

Joseph Mullaney; Nutter, McClennen & Fish

Rich Cummings; Vitale, Caturano & Company